Exhibit 99.1

Youku Tudou Announces Fourth Quarter and Fiscal Year 2013 Unaudited Financial Results

Achieved Quarterly Non-GAAP Profitability; Mobile Monetization Reached 10%

BEIJING, China, February 28, 2014 — Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc. or “Youku”), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for fourth quarter and fiscal year 2013.

Basis of Presentation

On August 23, 2012, the Company and Tudou Holdings Limited (“Tudou”) announced the completion of the merger between Youku and Tudou. Following the completion of the merger, Tudou’s financial results were consolidated into the Company. Based on Youku’s review with Tudou management of Tudou’s publicly disclosed summary of significant accounting policies prior to the merger, certain adjustments to the historical statement of operations have been made to conform its accounting policies to those of Youku’s. Due to the fact that Tudou’s historical statements of operations for certain period of 2012 consist of stand-alone historical financial information without these adjustments, we do not believe that comparison of the Company’s fiscal year 2013 financial results with that of the fiscal year 2012 can be provided on a consistent basis.

Fourth Quarter 2013 Highlights1

•                  Net revenues were RMB901.3 million (US$148.9 million), a 42% increase from the corresponding period in 2012.

•                  Gross profit was RMB254.3 million (US$42.0 million), a 119% increase from the corresponding period in 2012. Non-GAAP gross profit is herein defined as gross profit excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content.  Non-GAAP gross profit was RMB268.3 million (US$44.3 million) in the fourth quarter of 2013, an increase of 108% from the corresponding period in 2012.

•                  Net loss was RMB24.6 million (US$4.1 million), a 78% decrease from the corresponding period in 2012. Non-GAAP net profit or loss is herein defined as net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. Non-GAAP net profit was RMB44.2 million (US$7.3 million) in the fourth quarter of 2013, as compared to a non-GAAP net loss of RMB62.3 million (US$10.3 million) for the corresponding period in 2012.

•                  Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for the fourth quarter of 2013 amounted to RMB0.15 (US$0.02) and RMB0.15 (US$0.02), respectively.

•                  Cash, cash equivalents, restricted cash and short-term investments totaled RMB3.2 billion (US$524.7 million) as of December 31, 2013.

•                  Acquisition of property and equipment for the fourth quarter of 2013 was RMB15.0 million (US$2.5 million).

•                  Acquisition of intangible assets for the fourth quarter of 2013 was RMB227.5 million (US$37.6 million).

Fiscal Year 2013 Highlights

•                  Net revenues were RMB3.0 billion (US$500.3 million).

1 The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.0537 to US$1.00, the effective noon buying rate as of December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•                  Gross profit was RMB541.1 million (US$89.4 million). Non-GAAP gross profit was RMB601.3 million (US$99.3 million).

•                  Net loss was RMB580.7 million (US$95.9 million). Non-GAAP net loss was RMB342.1million (US$56.5million).

•                  Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for 2013 amounted to RMB3.50 (US$0.58) and RMB3.50 (US$0.58), respectively.

•                  Acquisition of property and equipment in 2013 was RMB144.1 million (US$23.8 million).

•                  Acquisition of intangible assets in 2013 was RMB740.6 million (US$122.3 million).

“The strong operational and financial performance recorded in the fourth quarter enabled Youku Tudou to achieve profitability on a combined basis for the first time in the company’s history. This milestone was achieved on the back of scale economics, strong operating leverage and solid execution,” stated Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “With dynamic rise in mobile traffic throughout 2013, our existing comprehensive content library and the two most recognized online video brands set Youku Tudou apart as China’s no. 1 multi-screen video company.”

Dele Liu, President of Youku Tudou, added, “As viewing content from multiple Internet-enabled devices increasingly becomes a social phenomenon in China, a diverse and comprehensive content mix is critical to elevating our media value and further expanding our leadership across China. We believe our most comprehensive content offering provides enlightening entertainment to hundreds of millions of users in China.”

Fourth Quarter 2013 Results

Net revenues were RMB901.3 million (US$148.9 million) in the fourth quarter of 2013, a 42% increase from the corresponding period in 2012 and exceeding the high end of the net revenues guidance previously announced by the Company. Advertising net revenues were RMB801.0 million (US$132.3 million), meeting the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by the rising average spend per advertiser.

Bandwidth costs as a component of cost of revenues were RMB178.8 million (US$29.5 million) in the fourth quarter of 2013, representing 20% of net revenues, as compared to 26% of net revenues for the corresponding period in 2012.

Content costs as a component of cost of revenues were RMB353.7 million (US$58.4 million) in the fourth quarter of 2013, representing 39% of net revenues. Non-GAAP content costs, which is herein defined as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content, were RMB339.7million (US$56.1 million) in the fourth quarter of 2013, representing 38% of net revenues, as compared to 41% of net revenues for the corresponding period in 2012.

Gross profit was RMB254.3 million (US$42.0 million) in the fourth quarter of 2013, an increase of 119% from the corresponding period in 2012. Non-GAAP gross profit was RMB268.3 million (US$44.3 million) in the fourth quarter of 2013, an increase of 108% from the corresponding period in 2012 due to strong operating leverage.

Operating expenses were RMB333.4 million (US$55.1 million) in the fourth quarter of 2013, as compared to RMB245.0 million (US$40.5 million) of the corresponding period in 2012. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions, were RMB278.5 million (US$46.0 million) in the fourth quarter of 2013, an increase of 35% from the corresponding period in 2012. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB216.4 million (US$35.8 million) in the fourth quarter of 2013, as compared to RMB107.8 million (US$17.8 million) of the corresponding period in 2012. Non-GAAP sales and marketing expenses, which is herein defined as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship, were RMB195.8 million (US$32.3 million) in the fourth quarter of 2013, an increase of 106% from the corresponding period in 2012. This increase was primarily due to year-end advertising related promotion expenses and marketing expenditures on our mobile products.

Product development expenses were RMB76.5 million (US$12.6 million) in the fourth quarter of 2013, as compared to RMB64.1 million (US$10.6 million) for the corresponding period in 2012. Non-GAAP product development expenses, which is herein defined as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology, were RMB61.3 million (US$10.1 million) in the fourth quarter of 2013, an increase of 13% from the corresponding period in 2012. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social and paid-services.

General and administrative expenses were RMB40.4 million (US$6.7 million) in the fourth quarter of 2013, as compared to RMB73.1 million (US$12.1 million) for the corresponding period in 2012. Non-GAAP general and administrative expenses, which is herein defined as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions, were RMB21.4 million (US$3.5 million) in the fourth quarter of 2013, a decrease of 62% from the corresponding period in 2012.

Net loss was RMB24.6 million (US$4.1 million) in the fourth quarter of 2013, a decrease of 78% compared to RMB113.6 million (US$18.8 million) for the corresponding period in 2012. Non-GAAP net profit was RMB44.2 million (US$7.3 million) in the fourth quarter of 2013, as compared to a non-GAAP net loss of RMB62.3 million (US$10.3 million) for the corresponding period in 2012.

Non-GAAP adjusted EBITDA Profit, which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination related expenses and other non-operating items, was RMB36.8 million (US$6.1 million) in the fourth quarter of 2013, as compared to a non-GAAP adjusted EBITDA loss of RMB46.1 million (US$7.6 million) for the corresponding period in 2012.

Fiscal Year 2013 Results

Net revenues were RMB3.0 billion (US$500.3 million).

Bandwidth costs as a component of cost of revenues were RMB685.7 million (US$113.3 million), representing 23% of net revenues.

Content costs as a component of cost of revenues were RMB1.4 billion (US$235.0 million), representing 47% of net revenues.

Gross profit was RMB541.1 million (US$89.4 million). Non-GAAP gross profit was RMB601.3 million (US$99.3 million).

Operating expenses were RMB1.2 billion (US$201.7 million). Non-GAAP operating expenses were RMB1.0 billion (US$172.2 million). Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB681.0 million (US$112.5 million). Non-GAAP sales and marketing expenses were RMB619.0 million (US$102.3 million).

Product development expenses were RMB278.0 million (US$45.9 million). Non-GAAP product development expenses were RMB232.0 million (US$38.3 million).

General and administrative expenses were RMB261.8 million (US$43.2 million). Non-GAAP general and administrative expenses were RMB191.5 million (US$31.6 million).

Net loss was RMB580.7 million (US$95.9 million). Non-GAAP net loss was RMB342.1 million (US$56.5 million).

Non-GAAP adjusted EBITDA loss was RMB309.5 million (US$51.1 million).

Business Outlook

For the first quarter of 2014, the Company expects net revenues will be between RMB680 million and RMB720 million, with advertising net revenues contributing between RMB600 million and RMB640 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on February 27, 2014 (9:00 a.m. Beijing/Hong Kong Time on February 28, 2014).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004
International Dial In: 1-718-354-1231
Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121
Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 1592223#. The replay will be available through March 8, 2014.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business:  non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations, non-GAAP net profit or loss and non-GAAP EBITDA profit or loss. We define non-GAAP content costs as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(Amounts in thousands, except for number of shares)	2012	2013	2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,655,857	1,764,221	291,429
Restricted cash	9,003	2,679	443
Short-term investments	2,110,073	1,409,439	232,823
Accounts receivable, net	932,796	1,370,031	226,313
Intangible assets, net	19,607	51,942	8,580
Deferred tax assets	10,470	7,843	1,296
Prepayments and other assets	64,909	82,300	13,595
Total current assets	4,802,715	4,688,455	774,479

Non-current assets:
Property and equipment, net	200,681	222,229	36,710
Intangible assets, net	1,304,923	1,197,671	197,841
Capitalized content production costs	—	1,176	194
Prepayments and other assets	229,185	197,856	32,683
Goodwill	4,255,570	4,262,569	704,126
Total non-current assets	5,990,359	5,881,501	971,554

TOTAL ASSETS	10,793,074	10,569,956	1,746,033

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	181,878	213,825	35,321
Advances from customers	21,603	25,081	4,143
Accrued expenses and other liabilities	981,353	1,124,342	185,729
Current portion of long-term debt	7,441	—	—
Total current liabilities	1,192,275	1,363,248	225,193

Non-current liabilities:
Deferred tax liability	224,374	219,519	36,262
Other liabilities	19,552	4,070	672
Total non-current liabilities	243,926	223,589	36,934

Total liabilities	1,436,201	1,586,837	262,127

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,286,643,502 and 2,356,529,401 issued and outstanding as of December 31, 2012 and 2013, respectively)	149	154	25
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2012 and 2013, respectively)	49	49	8
Additional paid-in capital	10,768,204	11,058,360	1,826,711
Statutory reserves	1,500	2,063	341
Accumulated deficit	(1,297,147)	(1,878,454)	(310,298)
Accumulated other comprehensive loss	(115,882)	(199,053)	(32,881)
Total shareholders’ equity	9,356,873	8,983,119	1,483,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,793,074	10,569,956	1,746,033

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for number of shares and ADS and per share and per	For the Three Months Ended				For the Twelve Months Ended
ADS data)	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Net revenues	635,831	857,743	901,287	148,882	1,795,575	3,028,484	500,271

Cost of revenues (Note 1)	(519,544)	(775,436)	(646,938)	(106,867)	(1,499,536)	(2,487,421)	(410,893)

Gross profit	116,287	82,307	254,349	42,015	296,039	541,063	89,378

Operating expenses:
Product development	(64,099)	(78,622)	(76,514)	(12,639)	(172,885)	(278,015)	(45,925)
Sales and marketing	(107,787)	(171,763)	(216,444)	(35,754)	(363,707)	(681,008)	(112,494)
General and administrative	(73,084)	(62,458)	(40,393)	(6,672)	(238,112)	(261,770)	(43,241)
Total operating expenses	(244,970)	(312,843)	(333,351)	(55,065)	(774,704)	(1,220,793)	(201,660)

Loss from operations	(128,683)	(230,536)	(79,002)	(13,050)	(478,665)	(679,730)	(112,282)

Interest income	9,988	7,284	8,419	1,391	45,478	29,972	4,950
Interest expenses	(830)	—	—	—	(3,989)	(545)	(90)
Other, net	1,043	4,694	46,878	7,744	9,757	70,573	11,658
Total other income, net	10,201	11,978	55,297	9,135	51,246	100,000	16,518

Loss before income taxes	(118,482)	(218,558)	(23,705)	(3,915)	(427,419)	(579,730)	(95,764)
Income taxes	4,912	(80)	(876)	(145)	3,416	(1,014)	(168)

Net loss	(113,570)	(218,638)	(24,581)	(4,060)	(424,003)	(580,744)	(95,932)

Other comprehensive loss, before tax
Foreign currency translation adjustments	(20,647)	(10,547)	(33,201)	(5,484)	(7,304)	(83,171)	(13,739)
Other comprehensive loss, before tax	(20,647)	(10,547)	(33,201)	(5,484)	(7,304)	(83,171)	(13,739)
Income tax expense related to components of other comprehensive loss	—	—	—	—	—	—	—

Other comprehensive loss, net of tax	(20,647)	(10,547)	(33,201)	(5,484)	(7,304)	(83,171)	(13,739)

Net loss per share, basic and diluted	(0.04)	(0.07)	(0.01)	(0.00)	(0.18)	(0.19)	(0.03)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.69)	(1.31)	(0.15)	(0.02)	(3.20)	(3.50)	(0.58)
Shares used in computation, basic and diluted	2,944,902,156	2,995,701,280	3,010,627,513	3,010,627,513	2,386,474,188	2,986,223,088	2,986,223,088
ADSs used in computation, basic and diluted	163,605,675	166,427,848	167,257,084	167,257,084	132,581,899	165,901,282	165,901,282

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands)	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	59,337	75,480	77,758	12,845	169,283	276,497	45,674
Bandwidth costs	162,959	181,670	178,824	29,540	524,623	685,650	113,261
Depreciation of servers and other equipment	26,303	21,827	36,686	6,060	68,569	102,367	16,910
Content costs	270,945	496,459	353,670	58,422	737,061	1,422,907	235,048
Total Cost of Revenues	519,544	775,436	646,938	106,867	1,499,536	2,487,421	410,893

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands)	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net loss	(113,570)	(218,638)	(24,581)	(4,060)	(424,003)	(580,744)	(95,932)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and impairment of fixed assets	31,249	30,342	46,972	7,759	81,609	131,611	21,741
Bad debt expense	(1,828)	19,945	25,547	4,220	9,887	62,603	10,341
Amortisation and impairment of intangible assets and capitalized content production costs	135,508	327,334	225,109	37,185	416,396	867,957	143,376
Amortization of long-term debt discounts	336	—	—	—	1,928	313	52
Gain on disposal of property and equipment	—	788	(353)	(58)	52	485	80
Foreign exchange loss (gain)	826	2,540	(15,336)	(2,533)	469	(13,318)	(2,200)
Share-based compensation	38,779	48,918	53,061	8,764	118,218	188,358	31,114
Gain form remeasurement of previously held investment in acquired subsidiary	—	—	—	—	(3,344)	—	—
Deferred income tax benefits	(7,675)	—	(4,414)	(729)	(9,953)	(4,414)	(729)
Write-off of prepayment	8,510	—	—	—	—	—	—
Gain from de-recognition of off-market liabilities	—	—	(16,540)	(2,732)	—	(16,540)	(2,732)
Changes in operating assets and liabilities:
Restricted cash	—	6,759	(1,129)	(186)	(9,003)	6,324	1,045
Accounts receivable	73,149	(161,184)	(10,312)	(1,703)	(223,772)	(499,838)	(82,567)
Prepayments and other assets	(20,831)	37,051	(58,751)	(9,705)	20,182	1,441	238
Capitalized content production costs	5,761	(3,004)	22,687	3,748	(9,891)	(6,738)	(1,113)
Accounts payable	(22,506)	702	(15,572)	(2,572)	(39,023)	(13,555)	(2,239)
Advances from customers	(23,022)	9,918	(40,717)	(6,726)	(7,244)	3,478	576
Accrued expenses and other liabilities	53,987	20,027	21,519	3,553	214,912	142,060	23,464
Net cash provided by operating activities	158,673	121,498	207,190	34,225	137,420	269,483	44,515

Cash flows from investing activities:
Acquisition of property and equipment	(24,364)	(67,252)	(14,955)	(2,470)	(90,204)	(144,120)	(23,807)
Proceeds received from maturity of short-term investments	1,170,519	1,358,761	1,018,628	168,265	2,826,023	2,989,628	493,851
Short-term investments placed with financial institutions	(2,113,464)	(1,405,173)	—	—	(3,536,711)	(2,283,410)	(377,192)
Proceeds from disposal of property and equipment	1	—	(824)	(136)	9	458	76
Cash acquired, net of cash paid for acquired subsidiaries	—	—	(6,999)	(1,156)	378,666	(6,999)	(1,156)
Acquisition of intangible assets from related party	7,200	—	—	—	—	—	—
Acquisition of intangible assets	(118,256)	(171,620)	(227,540)	(37,587)	(361,976)	(740,581)	(122,335)
Net cash (used in) provided by investing activities	(1,078,364)	(285,284)	768,310	126,916	(784,193)	(185,024)	(30,563)

Cash flows from financing activities:
Exercise of employee stock options	3,561	27,676	9,084	1,501	22,485	101,435	16,756
Proceeds from restricted cash	25,364	—	—	—	38,069	—	—
Principal repayments on long-term debt	(23,685)	(1,111)	—	—	(11,145)	(7,677)	(1,268)
Principal repayments on short-term loan	—	—	—	—	(31,544)	—	—
Net cash provided by financing activities	5,240	26,565	9,084	1,501	17,865	93,758	15,488
Effect of exchange rate changes on cash and cash equivalents	(21,474)	(13,087)	(17,865)	(2,951)	(7,773)	(69,853)	(11,539)
Net (decrease) increase in cash and cash equivalents	(935,925)	(150,308)	966,719	159,691	(636,681)	108,364	17,901
Cash and cash equivalents at the beginning of the period	2,591,782	947,810	797,502	131,738	2,292,538	1,655,857	273,528
Cash and cash equivalents at the end of the period	1,655,857	797,502	1,764,221	291,429	1,655,857	1,764,221	291,429

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Costs

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Content costs	270,945	496,459	353,670	58,422	737,061	1,422,907	235,048
Deduct: share-based compensation	4,536	12,136	7,846	1,296	12,751	32,110	5,304
Deduct: amortization of intangible assets from business combination	8,235	5,984	6,100	1,008	26,472	28,156	4,651
Non-GAAP content costs	258,174	478,339	339,724	56,118	697,838	1,362,641	225,093

2. Non-GAAP Gross Profit

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	116,287	82,307	254,349	42,015	296,039	541,063	89,378
Add back: share-based compensation	4,536	12,136	7,846	1,296	12,751	32,110	5,304
Add back: amortization of intangible assets from business combination	8,235	5,984	6,100	1,008	26,472	28,156	4,651
Non-GAAP gross profit	129,058	100,427	268,295	44,319	335,262	601,329	99,333

3. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	244,970	312,843	333,351	55,065	774,704	1,220,793	201,660
Deduct: share-based compensation	34,243	36,782	45,215	7,468	105,467	156,248	25,810
Deduct: business combination related expenses	127	—	—	—	28,754	—	—
Deduct: amortization of intangible assets from business combination	4,176	4,155	9,623	1,589	5,885	22,088	3,648
Non-GAAP operating expenses	206,424	271,906	278,513	46,008	634,598	1,042,457	172,202

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	107,787	171,763	216,444	35,754	363,707	681,008	112,494
Deduct: share-based compensation	10,606	12,366	15,577	2,573	28,741	50,712	8,377
Deduct: amortization of intangible assets from business combination	2,087	2,077	5,077	839	2,941	11,308	1,867
Non-GAAP sales and marketing expenses	95,094	157,320	195,790	32,342	332,025	618,988	102,250

5. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	64,099	78,622	76,514	12,639	172,885	278,015	45,925
Deduct: share-based compensation	8,408	9,748	11,795	1,948	26,157	38,400	6,343
Deduct: amortization of intangible assets from business combination	1,402	1,395	3,411	563	1,976	7,596	1,255
Non-GAAP product development expenses	54,289	67,479	61,308	10,128	144,752	232,019	38,327

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	73,084	62,458	40,393	6,672	238,112	261,770	43,241
Deduct: share-based compensation	15,229	14,668	17,843	2,947	50,569	67,136	11,090
Deduct: business combination related expenses	127	—	—	—	28,754	—	—
Deduct: amortization of intangible assets from business combination	687	683	1,135	187	968	3,184	526
Non-GAAP general and administrative expenses	57,041	47,107	21,415	3,538	157,821	191,450	31,625

7. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(128,683)	(230,536)	(79,002)	(13,050)	(478,665)	(679,730)	(112,282)
Add back: share-based compensation	38,779	48,918	53,061	8,764	118,218	188,358	31,114
Add back: business combination related expenses	127	—	—	—	28,754	—	—
Add back: amortization of intangible assets from business combination	12,411	10,139	15,723	2,597	32,357	50,244	8,299
Non-GAAP loss from operations	(77,366)	(171,479)	(10,218)	(1,689)	(299,336)	(441,128)	(72,869)

8. Non-GAAP  Net (Loss) Profit

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(113,570)	(218,638)	(24,581)	(4,060)	(424,003)	(580,744)	(95,932)
Add back: share-based compensation	38,779	48,918	53,061	8,764	118,218	188,358	31,114
Add back: business combination related expenses	127	—	—	—	28,754	—	—
Add back: amortization of intangible assets from business combination	12,411	10,139	15,723	2,597	32,357	50,244	8,299
Non-GAAP net (loss) profit	(62,253)	(159,581)	44,203	7,301	(244,674)	(342,142)	(56,519)

9. Non-GAAP EBITDA (Loss) Profit

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(113,570)	(218,638)	(24,581)	(4,060)	(424,003)	(580,744)	(95,932)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	31,263	30,356	46,986	7,762	81,667	131,668	21,750
Interest income	(9,988)	(7,284)	(8,419)	(1,391)	(45,478)	(29,972)	(4,950)
Interest expenses	830	—	—	—	3,989	545	90
Income taxes	(4,912)	80	876	145	(3,416)	1,014	168
EBITDA (loss) profit	(96,377)	(195,486)	14,862	2,456	(387,241)	(477,489)	(78,874)

Adjustments:
Share-based compensation	38,779	48,918	53,061	8,764	118,218	188,358	31,114
Business combination related expenses	127	—	—	—	28,754	—	—
Amortization of intangible assets from business combination	12,411	10,139	15,723	2,597	32,357	50,244	8,299
Others, net	(1,043)	(4,694)	(46,878)	(7,744)	(9,757)	(70,573)	(11,658)
Non-GAAP EBITDA (loss) profit	(46,103)	(141,123)	36,768	6,073	(217,669)	(309,460)	(51,119)

(1)	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.
(2)	The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.